EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, 2006, 2005, and 2004

(DOLLARS IN THOUSANDS)

	2008	2007	2006	2005	2004
(Loss) income before benefit (provision) for income taxes from continuing operations	$(357,551)	$40,858	$55,091	$70,535	$69,049
Fixed charges (a)	79,271	96,864	115,217	120,002	120,400
Earnings available for fixed charges	(278,280)	137,722	170,308	190,537	189,449
Fixed charges (b)	79,996	96,864	115,217	120,002	120,400
Excess of (loss) earnings over fixed charges	$(358,276)	$40,858	$55,091	$70,535	$69,049

Ratio of earnings to fixed charges	0.00	1.42	1.48	1.59	1.57
(Loss) earnings available for combined fixed charges and preferred stock dividends	$(278,280)	$137,722	$170,308	$198,815	$205,111
Combined fixed charges and preferred stock dividends (c)	79,996	96,864	115,217	128,280	136,062
Excess of (loss) earnings over combined fixed charges and preferred stock dividends	$(358,276)	$40,858	$55,091	$70,535	$69,049
Ratio of earnings to combined fixed charges and preferred stock dividends	0.00	1.42	1.48	1.55	1.51

(a)                Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount and amortization of deferred financing costs.

(b)               Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(c)                Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005 and 35.00% for the years ended December 31, 2004.  On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock into Convertible Debentures, due 2012.  Accordingly, there were no preferred stock dividends paid in 2006, 2007 or 2008.